Exhibit 99.3

Asia Pacific Wire and Cable Declares Cash Dividend

TAIPEI, Taiwan, Oct. 18, 2017 (GLOBE NEWSWIRE) -- Asia Pacific Wire & Cable Corporation Limited (NASDAQ:APWC) ("APWC" or the "Company"), a leading manufacturer of wire and cable products for the telecommunications and electric-power industries in the Asia-Pacific region, today announced that its Board of Directors has declared a one-time cash dividend of $0.10 per share payable on all issued and outstanding common shares. The dividend will be payable on November 30, 2017, to all common shareholders of record as of the close of business on October 31, 2017.

About Asia Pacific Wire & Cable Corporation

Asia Pacific Wire & Cable Corporation is principally engaged in the manufacture and distribution of telecommunications (copper and fiber optic) and power cable and enameled wire products in the Asia Pacific region, primarily in Thailand, China, Singapore and Australia. The Company manufactures and distributes its own wire and cable products and also distributes wire and cable products ("Distributed Products") manufactured by its principal shareholder, Pacific Electric Wire & Cable Company, a Taiwanese company ("PEWC"). The Company also provides project engineering services in the supply, delivery and installation ("SDI") of power cables to certain of its customers. For more information on the Company you are invited to visit the Company’s website at www.apwcc.com. Information on the Company' website or any other website does not constitute a portion of this release.

Safe Harbor Statement

This release contains certain "forward-looking statements" relating to the Company, its business, and its subsidiary companies. These forward looking statements are often identified by the use of forward-looking terminology such as "believes", “anticipates”, "expects" or similar expressions. Such forward looking statements involve known and unknown risks and uncertainties that may cause actual results to be materially different from those described herein as anticipated, believed, estimated or expected. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company's periodic reports that are filed with the Securities and Exchange Commission and available on its website (www.sec.gov). All forward-looking statements attributable to the Company or to persons acting on its behalf are expressly qualified in their entirety by these factors other than as required under the securities laws. The Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact:
MZ North America
Ted Haberfield, President
Tel: +1-760-755-2716
Email: thaberfield@mzgroup.us
Web: www.mzgroup.u